                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Guest Supply, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   401630 10 8
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                                 (CUSIP Number)

                               Barry W. Florescue
                          c/o BFMA Holding Corporation
                         50 East Sample Road, Suite 400
                          Pompano Beach, Florida 33064
                                 (800) 675-6115
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 23, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 401630 10 8
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1)  Name of Reporting Persons
    I.R.S. Identification No. of Above Persons (entities only)

    BFMA HOLDING CORPORATION
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2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                        (b) [ ]
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3)  SEC Use Only

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4)  Source of Funds (See Instructions)

    WC
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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]
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6)  Citizenship or Place of Organization

    DELAWARE
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                 7)  Sole Voting Power
   Number of         280,700
    Shares      ----------------------------------------------------------------
 Beneficially    8)  Shared Voting Power
   Owned by          0
     Each       ----------------------------------------------------------------
   Reporting     9)  Sole Dispositive Power
    Person           280,700
     with       ----------------------------------------------------------------
                 10) Shared Dispositive Power
                     0
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11) Aggregate Amount Beneficially Owned by Each Reporting Person

    280,700
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12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      [ ]
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13) Percent of Class Represented by Amount in Row (11)

    4.54%
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14) Type of Reporting Person (See Instructions)

    CO
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                                       -2-

                                  SCHEDULE 13D
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CUSIP No. 401630 10 8
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1)  Name of Reporting Persons
    I.R.S. Identification No. of Above Persons (entities only)

    BARRY W. FLORESCUE
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2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                        (b) [ ]
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3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)

    AF
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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]
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6)  Citizenship or Place of Organization

    UNITED STATES
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                 7)  Sole Voting Power
   Number of         280,700
    Shares      ----------------------------------------------------------------
 Beneficially    8)  Shared Voting Power
   Owned by          0
     Each       ----------------------------------------------------------------
   Reporting     9)  Sole Dispositive Power
    Person           280,700
     with       ----------------------------------------------------------------
                 10) Shared Dispositive Power
                     0
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11) Aggregate Amount Beneficially Owned by Each Reporting Person

    280,700
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12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      [ ]
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13) Percent of Class Represented by Amount in Row (11)

    4.54%
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14) Type of Reporting Person (See Instructions)

    IN
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                                      -3-

         This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement in Schedule 13D relating to the event date of December 15, 2000 (the "Schedule 13D") filed by BFMA Holding Corporation ("BFMA") and Barry W. Florescue ("Florescue", collectively with BFMA, the "Reporting Persons"). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 has been amended and restated in its entirety to read as follows:

         BFMA acquired the Common Stock to increase its shareholder position in the Issuer and had an interest in combining Marietta with the Issuer, through an acquisition of the Issuer. By letter dated November 16, 2000, BFMA proposed to acquire all of the outstanding shares of Common Stock for $21.00 per share in cash. In addition, BFMA solicited proxies from November 2000 through January 2001 to obtain representation on the Issuer's Board of Directors, because BFMA believed that the election of its nominees represented the best means for the Issuer's shareholders to communicate to the Issuer's directors their desire to explore a sale of the Issuer. On January 22, 2001, the Issuer announced that it had entered into a definitive merger agreement and plan of reorganization with SYSCO Corporation ("SYSCO") for SYSCO to acquire the Issuer. Given the announcement, BFMA believes that it is unlikely to accomplish its goal of purchasing the Issuer and does not intend to continue soliciting proxies.

         The Reporting Persons reserve the right to maintain its holdings at current levels without further action or to buy or sell all or a portion of its holdings in the open market or in privately negotiated transactions or otherwise to one or more purchasers.

         The Reporting Persons reserve the right to change its intention with respect to any and all of the matters referred to in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 has been amended and restated in its entirety to read as follows:

              (a) As of the date hereof, the Reporting Persons are deemed to be the beneficial owners of 280,700 shares of Common Stock, which represents approximately 4.54% percent of issued and outstanding Common Stock of the Issuer (based on the number of securities contained in the Issuer's most recently available filing with the Securities and Exchange Commission).

              (b) As of the date hereof, the Reporting Persons have sole voting power and sole dispositive power with respect to 280,700 shares of Common Stock of the Issuer.

              (c) The following table sets forth all of the transactions in Common Stock by BFMA over the past 60 days, all such transactions were open-market purchases or sales. Neither

Florescue nor any of the other executive officers or directors of BFMA made any transactions in Common Stock over the past 60 days.


Shares of Common Stock     Purchase Price Per Share ($)       Date of Purchase
----------------------     ----------------------------       ----------------
(All purchases)
900                                  17.0000                        12/06/00
200                                  17.0000                        12/06/00
2,000                                17.2500                        12/13/00
5,000                                16.8750                        12/15/00
5,000                                16.8750                        12/15/00
5,000                                16.6250                        12/15/00
5,000                                16.6250                        12/15/00
2,000                                16.6870                        12/19/00
2,000                                16.6870                        12/19/00
10,000                               16.0000                        12/28/00


Shares of Common Stock       Sale Price Per Share ($)            Date of Sale
----------------------       ------------------------            ------------
(All sales)
61,700                               25.1250                        01/23/01
3,300                                25.0620                        01/23/01

(d) Not applicable.

(e) Each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Common Stock on January 23, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 has been amended and restated in its entirety to read as follows:

         By letter dated November 16, 2000, BFMA proposed to acquire all of the outstanding shares of Common Stock for $21.00 per share in cash. In addition, BFMA solicited proxies from November 2000 through January 2001 to obtain representation on the Issuer's Board of Directors, because BFMA believed that the election of its nominees represented the best means for the Issuer's shareholders to communicate to the Issuer's directors their desire to explore a sale of the Issuer. On January 22, 2001, the Issuer announced that it had entered into a definitive merger agreement and plan of reorganization with SYSCO for SYSCO to acquire the Issuer. Given the announcement, BFMA believes that it is unlikely to accomplish its goal of selling the Issuer and does not intend to continue soliciting proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 has been amended and restated in its entirety to read as follows:

         Exhibit A.   Letter from BFMA to Guest Supply, dated November 16,
                      2000.(1)

         Exhibit B.   Proxy Statement, dated December 7, 2000.(2)

         Exhibit C.   Letter from BFMA to Guest Supply stockholders, dated
                      January 24, 2001.

---------
(1) Filed as Exhibit A to the Schedule 13D.
(2) Filed as Exhibit B to the Schedule 13D.

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:   January 23, 2001


                                       BFMA HOLDING CORPORATION


                                       By: /s/ Barry W. Florescue
                                           ----------------------------------
                                           Name:  Barry W. Florescue
                                           Title: Chief Executive Officer


                                       /s/ Barry W. Florescue
                                       --------------------------------------
                                       Barry W. Florescue